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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5 )*

THE CRONOS GROUP
(Name of Issuer)
Common Shares, $2.00 par value
(Title of Class of Securities)
L20708100
(CUSIP Number)
S. Nicholas Walker
One Bay Street, Suite 400
P. O. Box CB 12618
Nassau, Bahamas
(242) 502-3200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 28, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	L20708100	Page	2	of	17

1	NAMES OF REPORTING PERSONS: S. Nicholas Walker

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United Kingdom

	7	SOLE VOTING POWER:

NUMBER OF		- 1,405,820 -

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		- 0 -

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		- 1,458,813 -

WITH	10	SHARED DISPOSITIVE POWER:

- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

- 1,458,813 -

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

19.0%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) Based on 7,645,673 common shares of the Issuer currently outstanding. In determining the percentage of the Issuer’s outstanding shares beneficially owned by Mr. Walker, there is included, in both the numerator and the denominator, the shares beneficially owned by Mr. Walker under director’s stock units and vested director’s stock options held by him.

CUSIP No.	L20708100	Page	3	of	17

1	NAMES OF REPORTING PERSONS: The Lion Fund Limited

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		- 1,087,070 -

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		- 0 -

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		- 1,087,070 -

WITH	10	SHARED DISPOSITIVE POWER:

- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

- 1,087,070 -

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

14.2%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) Based on 7,645,673 common shares of the Issuer currently outstanding.

CUSIP No.	L20708100	Page	4	of	17

1	NAMES OF REPORTING PERSONS: York Lion Fund, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		- 249,152 -

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		- 0 -

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		- 249,152 -

WITH	10	SHARED DISPOSITIVE POWER:

- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

- 249,152 -

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

3.3%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) Based on 7,645,673 common shares of the Issuer currently outstanding.

CUSIP No.	L20708100	Page	5	of	17

1	NAMES OF REPORTING PERSONS: York GP, Ltd.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		- 249,152 -

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		- 0 -

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		- 249,152 -

WITH	10	SHARED DISPOSITIVE POWER:

- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

- 249,152 -

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

3.3%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) Based on 7,645,673 common shares of the Issuer currently outstanding.

CUSIP No.	L20708100	Page	6	of	17

1	NAMES OF REPORTING PERSONS: York Asset Management Limited

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Bahamas

	7	SOLE VOTING POWER:

NUMBER OF		- 1,125,070 -

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		- 0 -

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		- 1,125,070 -

WITH	10	SHARED DISPOSITIVE POWER:

- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

- 1,125,070 -

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

14.7%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) Based on 7,645,673 common shares of the Issuer currently outstanding.

CUSIP No.	L20708100	Page	7	of	17

1	NAMES OF REPORTING PERSONS: YorkProp Limited

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

British Virgin Islands

	7	SOLE VOTING POWER:

NUMBER OF		- 38,000 -

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		- 0 -

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		- 38,000 -

WITH	10	SHARED DISPOSITIVE POWER:

- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

- 38,000 -

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.5%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) Based on 7,645,673 common shares of the Issuer currently outstanding

CUSIP No.	L20708100	Page	8	of	17
     This Amendment No. 5 to Schedule 13D amends the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on May 15, 2003, as amended by Amendment No. 1 to the Schedule 13D, filed with the SEC on July 1, 2003, as amended by Amendment No. 2 to the Schedule 13D, filed with the SEC on August 13, 2003, as amended by Amendment No. 3 to the Schedule 13D, filed with the SEC on April 15, 2005, and as amended by Amendment No. 4 to the Schedule 13D, filed with the SEC on May 13, 2005, by The Lion Fund Limited, a Cayman Islands exempted company (“LFL”), York Lion Fund, L.P., a Delaware limited partnership (“Lion L.P.”), York GP, Ltd., a Cayman Islands exempted company (“York GP”), York Asset Management Limited, a company organized in the Commonwealth of Bahamas (“YAML”), YorkProp Limited, a British Virgin Islands company (“YorkProp”), and S. Nicholas Walker, with respect to the common shares, $2.00 par value per share, of The Cronos Group (the “Issuer”). LFL, Lion L.P., York GP, YAML, YorkProp, and S. Nicholas Walker are referred to collectively herein as the “Reporting Persons.” The Schedule 13D, as amended to date, is referred to herein as the “Schedule 13D.”
     This Amendment is being filed to report the entry by S. Nicholas Walker, LFL, Lion L.P., and YorkProp into a Support Agreement (the “Support Agreement”) with CRX Acquisition Ltd., a Bermuda exempted company (“Purchaser”). This Amendment amends the Schedule 13D as specifically set forth herein; reference is made to the Schedule 13D for information on the matters not specifically addressed in this Amendment. Except as amended and supplemented hereby, the Schedule 13D remains in full force and effect.
Item 2. Identity and Background.
     Item 2(b) of the Schedule 13D is hereby amended to state that the principal business address of Mr. Walker is Chelsea Place Apartment, Lyford Cay, P.O. Box N1717, Nassau NP, Bahamas, and the principal business and office address of each other Reporting Person is Deltec House, Lyford Cay, P.O. Box N1717, Nassau NP, Bahamas.
Item 4. Purpose of Transaction.
     Item 4 of the Schedule 13D is hereby amended by inserting the following after the second to last paragraph thereof:
     On February 28, 2007, S. Nicholas Walker, LFL, Lion L.P., and YorkProp entered into the Support Agreement with Purchaser. The Support Agreement relates to the Asset Purchase Agreement entered into between the Issuer, Purchaser, and FB Transportation Capital LLC, a Delaware limited liability company (“FB”), on the same date (the “Purchase Agreement”). The Purchaser is controlled by FB. The Purchase Agreement provides that, upon the terms and subject to the conditions set forth in the Purchase Agreement, the Purchaser will acquire all of the assets of Cronos and assume all of its liabilities (the “Assets Sale”) for approximately $133,680,000. The Purchase Agreement is filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC with an event date of February 28, 2007. As a condition to entering into the Purchase Agreement, Purchaser and FB required that Mr. Walker, LFL, Lion L.P., and YorkProp enter into the Support Agreement. Pursuant to the Support Agreement, Mr. Walker, LFL, Lion L.P., and YorkProp, who beneficially own, or may be deemed to beneficially own, an aggregate of 1,458,813 common shares of the Issuer (see “Item

CUSIP No.	L20708100	Page	9	of	17
5. Interest in Securities of the Issuer”), are required to: (i) vote all common shares of the Issuer owned by them in favor of the Purchase Agreement and the transactions contemplated by the Purchase Agreement, including the Assets Sale; (ii) vote against any merger, business combination, or like transaction (other than the Assets Sale and the other transactions contemplated by the Purchase Agreement); (iii) not transfer their common shares of the Issuer pending completion of the three shareholder meetings being held to approve the Purchase Agreement and the transactions contemplated by the Purchase Agreement; and (iv) grant to Purchaser or the Issuer, on request, a proxy to vote their shares in accordance with the Support Agreement. The Support Agreement is explicit that the obligations therein do not affect Mr. Walker’s discharge of his duties and responsibilities as a director of the Issuer.
     The Support Agreement terminates upon the earlier to occur of (i) the approval of all matters to be presented at the third shareholder meeting be held to approve the transactions contemplated by the Purchase Agreement and (ii) the termination of the Purchase Agreement in accordance with its terms. The Support Agreement may also be terminated upon the written mutual consent of the parties thereto.
     The foregoing summary of certain provisions of the Support Agreement is qualified in its entirety by reference to the full text of the Support Agreement, which is attached hereto as Exhibit 1.
Item 5. Interest in Securities of the Issuer.
     Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:
     (a) The aggregate percentage of common shares of the Issuer reported owned by each of LFL, YorkProp, YAML, Lion L.P., York GP, and Mr. Walker is based upon 7,645,673 common shares outstanding.
     LFL beneficially owns 1,087,070 common shares of the Issuer, constituting 14.2% of the common shares outstanding. YorkProp beneficially owns 38,000 common shares of the Issuer, constituting 0.5% of the common shares of the Issuer outstanding. YAML may be deemed to beneficially own 1,125,070 common shares of the Issuer (of which 1,087,070 may be deemed beneficially owned by it by reason of its position as investment manager of LFL and 38,000 may be deemed beneficially owned by it by reason of its position as investment manager of YorkProp) constituting 14.7% of the common shares outstanding. Lion L.P. beneficially owns 249,152 common shares of the Issuer, constituting 3.3% of the common shares outstanding. By reason of its position as general partner of Lion L.P., York GP may be deemed to beneficially own 249,152 common shares of the Issuer, constituting 3.3% of the common shares outstanding.
     Mr. Walker beneficially owns, or may be deemed to beneficially own, an aggregate of 1,458,813 common shares of the Issuer (of which 1,087,070 may be deemed beneficially owned by him by reason of his position as the Managing Director of YAML (the investment manager of LFL); 249,152 may be deemed beneficially owned by him by reason of his position as the Managing Director of York GP; and 38,000 may be deemed beneficially owned by him by reason of his position as Managing Director of YorkProp and Managing Director of YAML (the investment manager of YorkProp)), representing, in the aggregate, 19.0% of the common shares

CUSIP No.	L20708100	Page	10	of	17
outstanding.1 Of the 1,458,813 common shares which are, or may be deemed, beneficially owned by Mr. Walker, 4,867 of such common shares will be acquired by Mr. Walker upon settlement of director’s stock units granted to him under the Issuer’s 2005 Equity Incentive Plan, 45,126 of such common shares may be acquired by Mr. Walker upon exercise of vested director’s options under the Issuer’s Non-Employee Directors’ Equity Plan, and 3,000 of such common shares are restricted shares granted to Mr. Walker under the Issuer’s 2005 Equity Incentive Plan.
     Lion L.P.’s beneficial ownership, and York GP’s deemed beneficial ownership, of 249,152 common shares of the Issuer represents an increase of 12,152 common shares in Lion L.P.’s and York GP’s beneficial ownership since Amendment No. 4 to the Schedule 13D was filed. This increase is due to the acquisition of 12,152 common shares by Lion L.P. in the open market and not previously reported. Mr. Walker’s deemed beneficial ownership of 1,458,813 common shares of the Issuer represents an increase of 20,062 common shares in Mr. Walker’s beneficial ownership since Amendment No. 4 to the Schedule 13D was filed. This increase is due to the vesting of an additional 43 director’s options issued under the Issuer’s Non-Employee Directors’ Equity Plan, the grant of 4,867 director’s stock units and 3,000 restricted shares to Mr. Walker under the Issuer’s 2005 Equity Incentive Plan, and the acquisition of 12,152 common shares by Lion L.P. in the open market and not previously reported.
     YorkProp disclaims beneficial ownership of any common shares of the Issuer beneficially owned by Mr. Walker or by any other Reporting Person. YAML disclaims beneficial ownership of any common shares of the Issuer beneficially owned by Mr. Walker, Lion L.P., or YorkProp except to the extent of its pecuniary interest in YorkProp by reason of its position as investment manager of YorkProp. Mr. Walker is a potential beneficiary of a trust which owns the parent of YorkProp. Other than for his beneficial interest in said trust, Mr. Walker disclaims beneficial ownership of the 38,000 common shares of the Issuer owned by YorkProp except to the extent of his pecuniary interest in YorkProp by reason of his position as Managing Director of YorkProp and Managing Director of YAML (the investment manager of YorkProp). Mr. Walker is also a potential beneficiary of two trusts which collectively own 5% of the outstanding capital stock of LFL. Other than for his potential beneficial interest in said trusts, Mr. Walker disclaims beneficial ownership of the common shares of the Issuer owned by LFL, except to the extent of his pecuniary interest in LFL by reason of his position as Managing Director of YAML (the investment manager of LFL). Mr. Walker’s IRA owns a 0.75% interest in Lion L.P. and Mr. Walker is a beneficiary of a trust which owns an 84% interest in Lion L.P. Other than for his beneficial interest in said IRA and said trust, Mr. Walker disclaims beneficial ownership of the 249,152 common shares of the Issuer owned by Lion L.P. except to the extent of his pecuniary interest in Lion L.P. by reason of his position as Managing Director of York GP. Each of Lion L.P., York GP, and LFL disclaims beneficial ownership of any common shares of the Issuer beneficially owned by any other Reporting Person, except to the extent of such Reporting Person’s pecuniary interest therein.
     To the knowledge of the Reporting Persons, no person listed on Schedule A to the Schedule 13D beneficially owns common shares of the Issuer except to the extent of such

[1]	In determining the percentage of the Issuer’s outstanding shares beneficially owned by Mr. Walker, there is included in both the numerator and the denominator the shares deemed beneficially owned by Mr. Walker under director’s stock units and vested director’s stock options held by him.

CUSIP No.	L20708100	Page	11	of	17
person’s position as director of an entity listed on Schedule A.
     (b) Mr. Walker may be deemed to have sole voting power with respect to 1,405,820 common shares of the Issuer (of which 1,087,070 are beneficially owned by LFL; 249,152 are beneficially owned by Lion L.P.; and 38,000 are beneficially owned by YorkProp) and sole dispositive power with respect to 1,458,813 common shares. The common shares beneficially owned, or deemed to be owned, by Mr. Walker include the 1,087,070 common shares beneficially owned by LFL by reason of his position as Managing Director of YAML, the investment manager of LFL; the 249,152 common shares beneficially owned by Lion L.P. by reason of his position as Managing Director of York GP; and the 38,000 common shares beneficially owned by YorkProp by reason of his position as Managing Director of each of YorkProp and YAML. Mr. Walker has no voting rights with respect to the 4,867 common shares underlying director’s stock units or the 45,126 common shares underlying vested director’s options until common shares are issued to Mr. Walker upon settlement of the director’s stock units or exercise of the director’s options, respectively. Mr. Walker has no voting rights with respect to the 3,000 restricted shares until such shares vest.
     YorkProp has sole voting and dispositive power with respect to the 38,000 common shares of the Issuer beneficially owned by YorkProp. LFL has sole voting and dispositive power with respect to the 1,087,070 common shares of the Issuer beneficially owned by LFL. By reason of its position as investment manager of LFL and YorkProp, YAML may be deemed to have sole voting and dispositive power with respect to 1,125,070 common shares of the Issuer (of which 1,087,070 shares are beneficially owned by LFL and 38,000 are beneficially owned by YorkProp). Lion L.P. has sole voting and dispositive power with respect to the 249,152 common shares of the Issuer beneficially owned by Lion L.P. York GP may be deemed to have sole voting and dispositive power with respect to the 249,152 common shares of the Issuer beneficially owned by Lion L.P. by reason of its position as General Partner of Lion L.P.
     (c) Schedule B annexed hereto lists all transactions in the Issuer’s common shares in the last sixty days by the Reporting Persons.
     To the knowledge of the Reporting Persons, no person listed on Schedule A to the Schedule 13D effected a transaction in the Issuer’s common shares in the last sixty days.
     (d) No person (including persons listed on Schedule A to the Schedule 13D) other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such common shares of the Issuer, except to the extent of such person’s position as director of an entity listed on Schedule A to the Schedule 13D.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Other than as described herein, there are no contracts, arrangements or understandings among the Reporting Persons, among the persons listed on Schedule A to the Schedule 13D, or between the Reporting Persons or the persons listed on Schedule A and any other person, with respect to the securities of the Issuer.

CUSIP No.	L20708100	Page	12	of	17
Item 7. Material to be Filed as Exhibits.
1.	Support Agreement, dated February 28, 2007, by and among S. Nicholas Walker, LFL, Lion L.P., YorkProp, Dennis J. Tietz, Peter J. Younger, and CRX Acquisition Ltd., a Bermuda exempted company.

2.	Joint Filing Agreement (incorporated by reference to Exhibit 2 of the Reporting Persons’ Amendment No. 4 to Schedule 13D filed on May 13, 2005).

3.	Power of Attorney of The Lion Fund Limited (incorporated by reference to Exhibit 2 of the Reporting Persons’ Schedule 13D filed on May 15, 2003).

4.	Power of Attorney of S. Nicholas Walker (incorporated by reference to Exhibit 3 of the Reporting Persons’ Schedule 13D filed on May 15, 2003).

5.	Power of Attorney of York Lion Fund L.P. (incorporated by reference to Exhibit 4 of the Reporting Persons’ Amendment No. 3 to the Schedule 13D filed on April 15, 2005).

6.	Power of Attorney of York GP, Ltd. (incorporated by reference to Exhibit 5 of the Reporting Persons’ Amendment No. 3 to the Schedule 13D filed on April 15, 2005).

7.	Power of Attorney of York Asset Management Limited (incorporated by reference to Exhibit 6 of the Reporting Persons’ Amendment No. 3 to the Schedule 13D filed on April 15, 2005).

8.	Power of Attorney of YorkProp Limited (incorporated by reference to Exhibit 8 of the Reporting Persons’ Amendment No. 4 to the Schedule 13D filed on May 13, 2005).

CUSIP No.	L20708100	Page	13	of	17
SIGNATURES
     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 5, 2007	THE LION FUND LIMITED

By: York Asset Management Limited, Investment Manager

	By:	/s/ S. Nicholas Walker S. Nicholas Walker, Managing Director

/s/ S. Nicholas Walker

S. NICHOLAS WALKER

YORK LION FUND, L.P.

	By:	York GP, Ltd., General Partner

	By:	/s/ S. Nicholas Walker

S. Nicholas Walker, Managing Director

YORK GP, LTD.

	By:	/s/ S. Nicholas Walker

S. Nicholas Walker, Managing Director

CUSIP No.	L20708100	Page	14	of	17
SIGNATURES
(Continued)

YORK ASSET MANAGEMENT LIMITED

By:	/s/ S. Nicholas Walker

S. Nicholas Walker, Managing Director

YORKPROP LIMITED

By: York Asset Management Limited, Investment Manager

By:	/s/ S. Nicholas Walker

S. Nicholas Walker, Managing Director

CUSIP No.	L20708100	Page	15	of	17
SCHEDULE B
Transactions by Reporting Persons in the Common Shares of the Issuer Within the Past 60 Days
YORKPROP LIMITED

Common Shares Purchased	Price Per Share	Date of Purchase
NONE	N/A	N/A
YORK LION FUND, L.P.

Common Shares Purchased	Price Per Share	Date of Purchase
NONE	N/A	N/A
THE LION FUND LIMITED

CUSIP No.	L20708100	Page	16	of	17

Common Shares Purchased	Price Per Share	Date of Purchase
NONE	N/A	N/A
YORK GP, LTD.

Common Shares Purchased	Price Per Share	Date of Purchase
NONE	N/A	N/A
YORK ASSET MANAGEMENT LIMITED

Common Shares Purchased	Price Per Share	Date of Purchase
NONE	N/A	N/A
S. NICHOLAS WALKER

Common Shares Purchased	Price Per Share	Date of Purchase
1,127 (director’s stock units granted under The Cronos Group’s 2005 Equity Incentive Plan)	N/A	January 2, 2007

17 (director’s stock units credited under The Cronos Group’s 2005 Equity Incentive Plan upon dividend on common shares)	N/A	January 10, 2007

CUSIP No.	L20708100	Page	17	of	17
EXHIBIT INDEX

Exhibit

1.	Support Agreement, dated February 28, 2007, by and among S. Nicholas Walker, LFL, Lion L.P., YorkProp, Dennis J. Tietz, Peter J. Younger, and CRX Acquisition Ltd., a Bermuda exempted company.